Exhibit 99.177

Fire & Flower Announces Early Retirement of Debt Facilities

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO UNITED STATES WIRE SERVICES/

TORONTO, Oct. 25, 2021 /CNW/ - Fire & Flower Holdings Corp. (“Fire & Flower” or the “Company”) (TSX: FAF) (OTCQX: FFLWF), a leading, technology-powered, adult-use cannabis retailer, today announced that it has repaid in full its obligations under its previously announced secured debt facilties provided by ATB Financial (“ATB”).

As announced on April 21, 2020, ATB extended two separate loan facilities to Fire & Flower on a two-year term: a revolving credit facility in the amount of $5 million, and a term loan in the amount of $5 million (collectively, the “Facilities”). Prior to repayment of the Facilities, the Company had $2.3 million outstanding under the term loan facility and had not drawn on the revolving credit facility, and maintained $3.9M in restricted cash in collateral and reserve accounts held by ATB as security for repayment of interest, fees and principal. The outstanding debt was repaid from cash held in a restricted collateral account, and the net cash in those accounts may be redeployed by the Company for its near-term growth and investment activities.

The Company was permitted to repay amounts outstanding under the Facilities prior to maturity without penalty. The repayment allows the Company to avoid additional interest charges and fees payable over the remainder of the term.

Following its early repayment of the Facilities, the Company’s sole long-term debt obligations are approximately $2.4M principal amount of 8% unsecured convertible debentures outstanding to 2707031 Ontario Inc., a wholly-owned indirect subsidiary of Alimentation Couche-Tard Inc., which mature on June 30, 2023. As previously announced on March 2, 2021, Fire & Flower exercised its right to convert $23.6M principal amount of 8% unsecured convertible debentures then-outstanding to 2707031 Ontario Inc.

Trevor Fencott, Chief Executive Officer of Fire & Flower, commented, “Our ability to fully repay our bank debt six months early signifies the strength of our evolving asset-light business strategy, as well as, our unique opportunity to advance a number of near and long-term growth opporuntunities that focus on our competitive data-driven cannabis retail technology. With almost no debt on our balance sheet, we are strongly positioned to enter the next stage of our operational growth with our key industry partnerships in order to build our global leadership position as today’s most advanced technology-based cannabis retailer.”

About Fire & Flower

Fire & Flower is a leading, technology-powered, adult-use cannabis retailer with more than 95 corporate-owned stores in its network. The Company leverages its wholly-owned technology development subsidiary, Hifyre Inc., to continually advance its proprietary retail operations model while also providing additional independent high-margin revenue streams. Fire & Flower guides consumers through the complex world of cannabis through education-focused, best-in-class retailing while the HifyreTM digital and analytics platform empowers retailers to optimize their connections with consumers. The Company’s leadership team combines extensive experience in the technology, cannabis and retail industries.

Through the strategic investment of Alimentation Couche-Tard Inc. (owner of Circle K convenience stores), the Company has set its sights on global expansion as new cannabis markets emerge and is poised to expand into the United States when permitted through its strategic licensing agreement with Fire & Flower U.S. Holdings upon the occurrence of certain changes to the cannabis regulatory regime.

Fire & Flower is a multi-banner cannabis retail operator that owns and operates the Fire & Flower™, Friendly Stranger™, Happy Dayz™ and Hotbox™ brands. Fire & Flower Holdings Corp. owns all issued and outstanding shares in Fire & Flower Inc. and Friendly Stranger Holdings Corp., licensed cannabis retailers that own and operate cannabis retail stores in the provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario, and the Yukon territory.

To learn more about Fire & Flower, visit www.fireandflower.com.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This news release contains certain forward-looking information within the meaning of applicable Canadian securities laws (“forward-looking statements”). All statements other than statements of present or historical fact are forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “anticipate”, “achieve”, “could”, “believe”, “plan”, “intend”, “objective”, “continuous”, “ongoing”, “estimate”, “outlook”, “expect”, “project” and similar words, including negatives thereof, suggesting future outcomes or that certain events or conditions “may” or “will” occur. These statements are only predictions.

Forward-looking statements are based on the opinions and estimates of management of Fire & Flower at the date the statements are made based on information then available to Fire & Flower. Various factors and assumptions are applied in drawing conclusions or making the forecasts or projections set out in forward-looking statements. Forward-looking statements are subject to and involve a number of known and unknown, variables, risks and uncertainties, many of which are beyond the control of Fire & Flower, which may cause Fire & Flower’s actual performance and results to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. Such factors, among other things, include: final regulatory and other approvals or consents; fluctuations in general macroeconomic conditions; fluctuations in securities markets; the impact of the COVID-19 pandemic; the ability of the Company to successfully achieve its business objectives and political and social uncertainties.

No assurance can be given that the expectations reflected in forward-looking statements will prove to be correct. Although the forward-looking statements contained in this news release are based upon what management of the Company believes, or believed at the time, to be reasonable assumptions, the Company cannot assure shareholders that actual results will be consistent with such forward-looking statements, as there may be other factors that cause results not to be as anticipated, estimated or intended. Readers should not place undue reliance on the forward- looking statements and information contained in this news release. Additional information regarding risks and uncertainties relating to the Company’s business are contained under the headings “Risk Factors” in the Company’s Annual Information Form dated April 29, 2021 and “Risks and Uncertainties” in the management discussion and analysis for the thirteen weeks ended July 31, 2021 filed on its issuer profile on SEDAR at www.sedar.com. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company does not undertake to update any forward-looking statements that are contained or referenced herein, except in accordance with applicable securities laws.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

SOURCE Fire & Flower Holdings Corp.

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For further information: Investor Relations: investorrelations@fireandflower.com, 1-833-680-4948, Media Relations: media@fireandflower.com, 780-784-8859

CO: Fire & Flower Holdings Corp.

CNW 07:32e 25-OCT-21